# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CIMG Inc., CIK 0001527613
CUSIP: 67073S307
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001 PER SHARE
Address of issuer's principal executive offices: Room R2, FTY D, 16/F,, Kin Ga Industrial Building, 9 San On Str, TUEN MUN, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 09/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002090984

## Reporting persons
- Sanwei Liu: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 27,683,333; sole dispositive power 0; shared dispositive power 27,683,333; aggregate amount beneficially owned 27,683,333 (14.71% of the class)
  Comment: 1 Sanwei Liu, through the 100% ownership of Fixed Star Future Technology Ltd., a private company limited by shares registered in Hong Kong ("Fixed Star"), beneficially owns 27,683,333 newly issued shares of common stock of the Issuer pursuant to that certain: (i) Business Cooperation Intent Agreement dated as of August 1, 2025, as amended (the "BC Agreement"), by and between the Issuer and the other parties thereto; and (ii) a Securities Purchase Agreement entered into on August 27, 2025 (the "SPA"). Xiaodong Liu is the sole director of Fixed Star and as such, Xiaodong Liu has voting and investment discretion with respect to the ordinary shares held of record by Fixed Star and may be deemed to have beneficial ownership of the shares held directly by Fixed Star. Therefore, both Sanwei Liu and Xiaodong Liu are deemed to have shared voting power over the 27,683,333 shares.
  
  2 This percentage is calculated based upon 188,180,751 shares of common stock issued and outstanding (as of September 17, 2025), as set forth in the Issuer's quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on September 24, 2025.
- Xiaodong Liu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 27,683,333; sole dispositive power 0; shared dispositive power 27,683,333; aggregate amount beneficially owned 27,683,333 (14.71% of the class)
  Comment: 3 Xiaodong Liu is the sole director of Fixed Star and as such, Xiaodong Liu has voting and investment discretion with respect to the ordinary shares held of record by Fixed Star and may be deemed to have beneficial ownership of the shares held directly by Fixed Star. Therefore, both Sanwei Liu and Xiaodong Liu are deemed to have shared voting power over the 27,683,333 newly issued shares of common stock of the Issuer pursuant to the BC Agreement and SPA.
  
  4 This percentage is calculated based upon 188,180,751 shares of common stock issued and outstanding (as of September 17, 2025), as set forth in the Issuer's quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on September 24, 2025.
- Fixed Star Future Technology Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 27,683,333; sole dispositive power 0; shared dispositive power 27,683,333; aggregate amount beneficially owned 27,683,333 (14.71% of the class)
  Comment: 5 Fixed Star is a Hong Kong entity, and it does not possess an Employer Identification Number (EIN).
  
  6 Sanwei Liu, through the 100% ownership of Fixed, beneficially owns 27,683,333 newly issued shares of common stock of the Issuer pursuant to the BC Agreement and SPA. Xiaodong Liu is the sole director of Fixed Star and as such, Xiaodong Liu has voting and investment discretion with respect to the ordinary shares held of record by Fixed Star and may be deemed to have beneficial ownership of the shares held directly by Fixed Star. Both Sanwei Liu and Xiaodong Liu are deemed to have shared voting power over the 27,683,333 shares.
  
  7 This percentage is calculated based upon 188,180,751 shares of common stock issued and outstanding (as of September 17, 2025), as set forth in the Issuer's quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on September 24, 2025.

## Item 1. Issuer
Name of issuer: CIMG Inc.
Address of issuer's principal executive offices: Room R2, FTY D, 16/F, Kin Ga Industrial Building, 9 San On Street, Tuen Mun, Hong Kong

## Item 2. Person Filing
Name of person filing:
Sanwei Liu

Xiaodong Liu

Fixed Star Future Technology Ltd.
Address of principal business office or, if none, residence:
Sanwei Liu: WORKSHOP 60, 3/F BLK A EAST, SUN IND CTR NO 16 SHING YIP, ST KLN, HONG KONG.

Xiaodong Liu: WORKSHOP 60, 3/F BLK A EAST, SUN IND CTR NO 16 SHING YIP, ST KLN, HONG KONG.

Fixed Star Future Technology Ltd.: WORKSHOP 60, 3/F BLK A EAST, SUN IND CTR NO 16 SHING YIP, ST KLN, HONG KONG.
Citizenship:
Sanwei Liu: China

Xiaodong Liu: China

Fixed Star Future Technology Ltd.: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Sanwei Liu: /s/ Sanwei Liu, Sanwei Liu/Individual (10/24/2025)
- Xiaodong Liu: /s/ Xiaodong Liu, Xiaodong Liu/Individual (10/24/2025)
- Fixed Star Future Technology Ltd.: /s/ Xiaodong Liu, Xiaodong Liu/Director (10/24/2025)